SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), and (D) and AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. 3)1

                         BOSTON SCIENTIFIC CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
               -------------------------------------------------
                         (Title or Class of Securities)

                                  101137 10 7
      -------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
        ---------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]      Rule 13d-1(b)
  [ ]      Rule 13d-1(c)
  [X]      Rule 13d-1(d)

     --------
 1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- --------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          The Abele Children's Irrevocable Trust Dated October 29, 1979
--------- --------------------------------------------------------------------
--------- --------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)    [ ]
          Not applicable.                                      (b)    [ ]
--------- --------------------------------------------------------------------
 3        SEC USE ONLY


--------- --------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          The trust instrument provides for the trust to be governed by the laws of the Commonwealth of Massachusetts
--------- --------------------------------------------------------------------

                            5         SOLE VOTING POWER

     NUMBER OF                        34,708,567
      SHARES               ---------- ----------------------------------------
   BENEFICIALLY             6         SHARED VOTING POWER
     OWNED BY
       EACH                           0
     REPORTING             ---------- -----------------------------------------
      PERSON                7         SOLE DISPOSITIVE POWER
       WITH
                                      34,708,567
                           ---------- -----------------------------------------
                            8         SHARED DISPOSITIVE POWER

                                      0
-------------------------------- ---------- ----------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          34,508,567
--------- --------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not applicable.
--------- --------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.6%
--------- --------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          OO
--------- --------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF INSURER:

                Boston Scientific Corporation, a Delaware corporation

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                One Boston Scientific Place
                Natick, MA 01760

ITEM 2(a).      NAME OF PERSON FILING:

                The Abele Children's Irrevocable Trust Dated October 29, 1979 (the "Trust" and the "Reporting Person")

ITEM 2(b).      ADDRESS OF PRINICIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                c/o Robert M. Dombroff, Trustee
                Bingham Dana LLP
                100 Pearl Street
                Hartford, CT 06103-4507

ITEM 2(c).      CITIZENSHIP:

                The trust instrument provides that the Trust be governed by the laws of the Commonwealth of Massachusetts

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, $0.01 par value per share (the "shares")

ITEM 2(e).      CUSIP NUMBER:

                101137 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable.

ITEM 4.         OWNERSHIP:

 (a) Amount beneficially owned: The Reporting Person owns beneficially a total of 34,508,567 shares. The Reporting Person has sole power to vote and dispose of all of such shares.
 (b) Percent of class: 8.6%.
 (c) Number of shares as to which such person has:
      (i)   Sole Power to vote or to direct the vote: 34,508,567 shares
      (ii)  Shared power to vote or to direct the vote: 0 shares.
      (iii) Sole power to dispose or to direct the disposition of: 34,508,567 shares
      (iv) Shared power to dispose or to direct the disposition of: 0 shares

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                ANOTHER PERSON:

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                COMPANY:

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not applicable.

ITEM 10.        CERTIFICATIONS:

                Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 14, 2001
                           ----------------------------------------------
                                              (Date)


                                   THE ABELE CHILDREN'S IRREVOCABLE
                                    TRUST  DATED  OCTOBER  29, 1979




                             By: /s/ Robert M. Dombroff
                                ------------------------------------------
                                     Robert M. Dombroff, Trustee